PROSPECTUS Dated March 14, 2018 and	PRICING SUPPLEMENT NO. 8
PROSPECTUS SUPPLEMENT Dated March 14, 2019	Dated December 7, 2020
Registration Statement No. 333-223639
Filed Pursuant to Rule 424(b)(2)

€2,078,523,335
FORD MOTOR CREDIT COMPANY LLC

EURO MEDIUM-TERM NOTES
Due Nine Months or More from Date of Issue

£750,000,000 2.748% Fixed Rate Notes due 2024

This Pricing Supplement and the related Prospectus and Prospectus Supplement have been prepared on the basis that any offer of Euro Medium-Term Notes in any Member State of the European Economic Area or the United Kingdom will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of Euro Medium-Term Notes. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended or superseded). References to Regulations or Directives include, in relation to the UK, those Regulations or Directives as they form part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 or have been implemented in UK domestic law, as appropriate.

This document constitutes the Pricing Supplement for the Euro Medium-Term Notes described herein. This document must be read in conjunction with the accompanying Prospectus and Prospectus Supplement. Full information on Ford Credit and the offer of the Notes is only available on the basis of the combination of this Pricing Supplement and the Prospectus and Prospectus Supplement. Copies of the Prospectus and Prospectus Supplement may be obtained at no cost, by writing or telephoning Ford Credit’s principal executive offices at the following address: Ford Motor Credit Company LLC, One American Road, Dearborn, MI 48126, Attn: Corporate Secretary, 1-800-426-2888. Ford Credit’s SEC filings also are available to you at the SEC’s web site at http://www.sec.gov.

The Euro Medium-Term Notes offered hereby will be Fixed Rate Notes and senior securities as more fully described in the accompanying Prospectus and Prospectus Supplement.

1. Issuer:	Ford Motor Credit Company LLC

2. Trade Date:	December 7, 2020

3. Issue Date:	December 14, 2020 (T+5)

4. Stated Maturity:	June 14, 2024

5. Specified Currency:	Pound Sterling (£)

6. Principal Amount:	£750,000,000

7. Interest Rate:	2.748% Fixed Rate

8. Yield to Maturity:	2.750%

9. Price to Public:	100.003% plus accrued interest from the Issue Date

10. All-in Price:	99.403%

11. Net Proceeds (Before Expenses) to Issuer:	£745,522,500

12. Interest Payment Date:	Annually on each June 14, beginning June 14, 2021 (short first coupon)

	13. Regular Record Date:	The fifteenth day (whether or not a Business Day) next preceding the applicable Interest Payment Date

	14. Business Day:	New York City, London, TARGET2

	15. Day Count Convention:	Actual/Actual (ICMA)

	16. Business Day Convention:	Following, unadjusted

	17. Minimum Denominations:	The Notes will be issued and transferable in minimum denominations of £100,000 and integral multiples of £1,000 in excess thereof

	18. Stabilization Agent:	Barclays Bank Plc

	19. ISIN:	XS2272365078

	20. Listing:	Ford Credit intends to apply to list the Notes on the New York Stock Exchange

21. Plan of Distribution:	Name	Principal Amount of Notes
	Barclays Bank Plc	£135,000,000
	BNP Paribas	135,000,000
	Goldman Sachs International	135,000,000
	NatWest Markets Plc	135,000,000
	Lloyds Bank Corporate Markets plc	135,000,000
	DBS Bank Ltd	75,000,000
	Total	£750,000,000

The above Agents have agreed to purchase the respective principal amount of Notes, opposite its name as principal, at a price of 99.403% plus accrued interest from December 14, 2020 if settlement occurs after that date.

European Economic Area and United Kingdom

This Pricing Supplement and the related Prospectus and Prospectus Supplement have been prepared on the basis that any offer of Euro Medium-Term Notes in any Member State of the European Economic Area (“EEA”) or the United Kingdom (“UK”) (in each case a “Relevant State”) will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of Notes. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended or superseded).

MIFID II product governance / Professional investors and ECPs only target market

Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Euro Medium-Term Notes has led to the conclusion that: (i) the target market for the Euro Medium-Term Notes is eligible counterparties and professional clients only, each as defined in Directive 2014/65/EU (as amended, “MiFID II”); and (ii) all channels for distribution of the Euro Medium-Term Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Euro Medium-Term Notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Euro Medium-Term Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

Prohibition of Sales to Retail Investors

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in a Relevant State. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the Relevant State has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in a Relevant State may be unlawful under the PRIIPs Regulation.

Each Underwriter has represented and agreed that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any Notes to any retail investor (as defined above) in a Relevant State. The expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe for the Notes.

Each person in a Relevant State who receives any communication in respect of, or who acquires any Notes under, the offers to the public contemplated in this Pricing Supplement and the related Prospectus and Prospectus Supplement, or to whom the Notes are otherwise made available, will be deemed to have represented, warranted, acknowledged and agreed to and with each Underwriter and Ford Credit that it and any person on whose behalf it acquires Notes is not a “retail investor” (as defined above).

References in this section to Regulations or Directives include, in relation to the UK, those Regulations or Directives as they form part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 or have been implemented in UK domestic law, as appropriate.

United Kingdom

Each Underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to Ford Credit; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

This document is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

22.       Optional Redemption

At any time, or from time to time, the Issuer has the option to redeem all or a portion of the Notes on no less than 15 nor more than 60 days’ published notice in accordance with “Optional Redemption, Repayment and Repurchase” in the Prospectus Supplement and in “Notice of Redemption” below, at a redemption price equal to the greater of (a) 100% of the principal amount of the Notes to be redeemed and (b) the sum of the present values of the Remaining Scheduled Payments (as defined below), discounted to the redemption date on an annual basis (assuming an Actual/Actual (ICMA) day count fraction) at the Bond Rate (as defined below) plus 45 basis points and in each case plus accrued and unpaid interest, if any, on the principal amount being redeemed to, but excluding, the redemption date.

“Bond Rate” means, with respect to any redemption date, the rate per year equal to the annual equivalent yield to maturity (computed as of the second business day immediately preceding such redemption date) of the Comparable Government Issue, assuming a price for the Comparable Government Issue (expressed as a percentage of its principal amount) equal to the Comparable Price for such redemption date.

“Comparable Government Issue” means a United Kingdom government bond selected by an Independent Investment Banker that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of Pound Sterling-denominated corporate debt securities of comparable maturity of the Notes of the series to be redeemed.

“Comparable Price” means, with respect to any redemption date, (a) the average of the Reference Dealer Quotations for such redemption date, after excluding the highest and lowest of such Reference Dealer Quotations, or (b) if fewer than five such Reference Dealer Quotations are obtained, the average of all such Reference Dealer Quotations.

“Independent Investment Banker” means an investment bank of international standing appointed by the Issuer.

“Reference Dealer” means a broker of, or a market maker in, the Comparable Government Issue selected by the Independent Investment Banker.

“Reference Dealer Quotation” means, with respect to each Reference Dealer and any redemption date, the average of the bid and asked prices for the Comparable Government Issue (expressed in each case as a percentage of its principal amount) quoted in writing by such Reference Dealer as of 3:30 p.m., Central European time, on the third business day preceding such redemption date.

“Remaining Scheduled Payments” means, with respect to each Note to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related redemption date but for such redemption; provided, however, that, if such redemption date is not an interest payment date with respect to such Note, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to, but excluding, such redemption date.

On and after the redemption date, interest will cease to accrue on the Notes called for redemption.  On or before any redemption date, the Issuer shall deposit (or cause to be deposited) with the Paying Agent (or the Trustee) money sufficient to pay the redemption price of and accrued interest on the Notes to be redeemed on such redemption date.

Notice of Redemption

The Issuer will give notice of any redemption of the Notes described above in accordance with the provisions described under “Optional Redemption, Repayment and Repurchase” in the Prospectus Supplement.  If fewer than all of the Notes are to be redeemed at any time, if the Notes are represented by Global Notes, the Trustee will select the Notes to be redeemed in accordance with the existing practices of Euroclear and Clearstream, otherwise the Trustee will select the Notes to be redeemed in accordance with the procedures of the principal securities exchange, if any, on which the Notes are listed at such time or, if the Notes are not listed on a securities exchange, pro rata or by lot; provided, however, that no such partial redemption shall reduce the portion of the principal amount of a Note not redeemed to less than £100,000.  The Trustee shall not be liable for any selections made by it in accordance with this paragraph.

Notices regarding the Notes will be sent to holders, in the case of Global Notes, via Euroclear and Clearstream, and will be given in accordance with the procedures of the principal securities exchange, if any, on which the Notes are listed at the time of such notice and may be published through the newswire service of Bloomberg or, if Bloomberg does not then operate, any similar agency.

23.       Other:

Settlement

It is expected that delivery of the Notes will be made against payment therefor on or about December 14, 2020, which will be the fifth business day following the date of pricing of the Notes (such settlement cycle being referred to herein as “T+5”). Under Rule 15c6-1 pursuant to the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing or the next two succeeding business day will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade those Notes on the date of pricing should consult their own advisor.